                              EMPLOYMENT AGREEMENT

         EMPLOYMENT AGREEMENT entered into as of January 14, 2003 by and between M.H. MEYERSON & CO., INC., a New Jersey corporation ("MHM" or "Employer"), with offices located at Newport Office Tower, 525 Washington Boulevard, 34th Floor, Jersey City, New Jersey 07310, and JOHN P. LEIGHTON, residing at 180 Nassau Blvd., Garden City, New York 11530 ("Employee").

                              W I T N E S S E T H :

A. MHM is engaged in business as a registered securities broker-dealer ("Employer's Business").

B. Employer desires to employ Employee as its Chief Executive Officer, for the purpose of exercising such authority and performing such executive duties as are commensurate with the duties of Chief Executive Officer of Employer, as well as, where requested by the Board of Directors of Employer, supervising or assisting in operations of Employer's affiliates and subsidiaries. Employee's management responsibilities shall include trading, hiring, firing, capital commitments, budgeting, leases, major contracts, including clearing contracts, vendor contracts, financings, borrowings and determination of salaries and bonuses of employees and officers, subject to approval of Employer's Board of Directors where required. In addition to the above, Employee acknowledges that management responsibility also includes the necessity of reducing costs if the Milestones (as hereinafter defined) are not met. These cost reductions reference compensation to Employee as well as recruited staff and current staff.

         NOW, THEREFORE, in consideration of the foregoing, the parties agree as follows:

1.       Employment

         a. During the Term of Employment as defined in Section 2, Employer agrees to employ Employee, as Employer's Chief Executive Officer, with the management responsibilities set forth in Recital B. above. Employee agrees to act in the foregoing capacities, in accordance with the terms and conditions contained in this Agreement.

         b. Employee shall devote all of Employee's working time to the performance of his duties under this Agreement. Employee shall render services, without additional compensation, in connection with the operation of Employer's business, including activities of affiliates and subsidiaries of Employer. As used in this Agreement, the term "affiliate" shall mean any entity or person that, directly or indirectly, is controlled by or under common control with Employer.

         c. In view of Employee's duties and responsibilities hereunder, Employee shall continue to maintain his existing licenses with the National Association of Securities Dealers, Inc. (the "NASD") including, without limitation, his Series 4, 7, 24, 55 and 63 registrations, as well as to undertake to qualify for any other NASD license tests or applicable regulatory requirements necessary or convenient to enable Employee to undertake and fulfill his functions, from time to time, under this Agreement.

2.       Term

         The initial term of Employee's employment under this Agreement shall be for a period of three (3) years, to commence on January 14, 2003 and end on January 13, 2006 (the "Term of Employment").

3.       Compensation

         a. Employer shall pay to Employee an annual base salary of (i) Four Hundred and Fifty Thousand Dollars ($450,000) for the first year of the Term of Employment; (ii) Six Hundred and Seventy-Five Thousand Dollars ($675,000) for the second year of the Term of Employment; and (iii) Six Hundred and Seventy-Five Thousand Dollars ($675,000) for the third year of the Term of Employment . All payments shall be made in equal bi-weekly installments, in arrears, or such other installments as may be consistent with the payroll practices of Employer for its Employees.

         b. Notwithstanding anything to the contrary contained in sub-section
         (a) above, payment of the salary provided for hereunder shall not commence until April 14, 2003. In accordance therewith, Employee shall be paid the full base salary of Four Hundred and Fifty Thousand Dollars ($450,000) for the first year of the Term of Employment during the period April 14, 2003 through January 31, 2004.

4.       Additional Employee Benefits

         a. Employer shall reimburse Employee for all expenses reasonably incurred by Employee in connection with the performance of Employee's duties under this Agreement against Employee's submitted documented vouchers for such expenses.

         b. Employee shall be entitled to reasonable vacation periods each year, as the case may be, and other general medical and employee benefit, retirement and compensation plans (including profit sharing or pension plans) as shall have been established and are continuing for senior management. Employer shall make available to Employee either Employer's car and driver or a car service when necessary for the performance of his duties hereunder.

         c. Subject to MHM's achieving the Milestones, during the Term of Employment Employer shall pay Employee a semi-annual cash incentive bonus (the "Incentive Bonus") of twelve and one-half (12.5%) percent of MHM's "Income before income taxes" ("Pre-tax Earnings") as reflected in MHM's periodic filings with the Securities and Exchange Commission (the "SEC"). The Incentive Bonus is payable as follows: (i) the Incentive Bonus for the six-month period ending July 31st shall be paid thirty
         (30) days after MHM files its Report on Form 10-Q for the quarter ended July 31st of the applicable year with the SEC; and (ii) the Incentive Bonus for the period ending January 31st shall be paid thirty (30) days after MHM's independent auditors (the "Auditors") shall have completed their audit of the applicable fiscal year's results.

         d. Employer shall pay Employee a performance bonus (the "Performance Bonus") of $1,000,000 if MHM's Revenues (as ultimately reported in MHM's periodic filings with the SEC) during any 12 month period during the Term of Employment are equal to or greater than $50,000,000 (but less than $100,000,000) and MHM has $3,000,000 pre-tax profit for such period. Employee may only receive the Performance Bonus for reaching the $50,000,000 target once during the Term of Employment. In the event that Employee receives such $1,000,000 Performance Bonus, he shall then be eligible to receive an additional $2,000,000 Performance Bonus whenever Revenues (as ultimately reported in MHM's periodic filings with the SEC) during any 12-month period during the Term of Employment (which may include Revenues earned during the time period in which the $1,000,000 Performance Bonus was earned) exceed $100,000,000 and MHM has $5,000,000 pre-tax profit for such period. Employee may only receive a $2,000,000 Performance Bonus once for reaching the $100,000,000 target during the Term of Employment. All calculations shall be (i) inclusive of Employee's base compensation and (ii) calculated after giving effect to the payment of all other cash bonuses to Employer's senior management. Employee shall be paid twenty-five (25%) percent of the Performance Bonus at the time that he becomes entitled to such bonus, with the balance to be paid after the Auditors shall have completed their audit for the fiscal year during which the Performance Bonus was earned

         e. All calculations of the Incentive Bonuses and Performance Bonuses shall be adjusted upwards or downwards, as the case may be, and any required additional payments by Employer or repayments by Employee of excess payments shall be made after the auditors shall have completed their audit of the applicable fiscal year's results.

         f. Concurrently with the execution of this Agreement, Employer is issuing to Employee three hundred seventy-five thousand (375,000) shares (the "Shares") of Employer's common stock, par value $.01 per share ("Common Stock"). The Shares are unregistered and fully vested on the date hereof.

         g. Concurrently with the execution of this Agreement, Employer is granting Employee fully-vested options to purchase three hundred seventy-five thousand (375,000) shares of Common Stock at an exercise price of $.40 per share (the "Options"). The terms and conditions governing the Options are set forth in the Option Agreement dated the date hereof, which Option Agreement will include, without limitation, that the grant of the Options is conditioned upon obtaining shareholder and, if needed, NASD approval in order to comply with applicable rules and regulations of the SEC, NASD and Internal Revenue Code of 1986, as amended, as more fully detailed in the Option Agreement.

         h. Concurrently with the execution of this Agreement, Employer is issuing Employee warrants to purchase 1,000,000 shares of Common Stock at an exercise price of $.40 per share (the "Warrants"). The Warrants shall vest in equal installments upon MHM's achieving the First, Second and/or Third Milestones. The terms and conditions governing the

         Warrants are set forth in the Warrant Agreement dated the date hereof, which Warrant Agreement will include, without limitation, that the issuance of the Warrants is conditioned upon obtaining shareholder and, if needed, NASD approval in order to comply with applicable rules and regulations of the NASD, as more fully detailed in the Warrant Agreement.

         i. Employer agrees, after obtaining the shareholder approvals referred to in sub-clauses (g) and (h) above, to promptly file Registration Statements on (i) Form S-3 ( or if Form S-3 is not available, on Form S-1 or Form SB-2, if available) for resale of the shares of Common Stock issuable upon exercise of the Warrants and (ii) Form S-8 for the Shares of Common Stock issuable upon exercise of the Options. The Registration Statement on Form S-8 will include, if necessary, a re-sale prospectus allowing Employee to sell the shares of Common Stock issuable upon exercise of the Options.

         j. During the Term of Employment, if Employee introduces Employer to an unaffiliated third-party which consummates an acquisition transaction with Employer resulting in a Change of Control (as hereinafter defined), Employer shall upon the consummation of such transaction, as compensation for such introduction, pay Employee, in addition to all other compensation provided for hereunder and the acceleration of the Warrants then held by Employee, an aggregate sum of (i) Six Hundred Thousand Dollars ($600,000) and (ii) the sum determined by multiplying
         (x) the number of unexercised Options and Warrants then held by Employee, whether vested or not, by (y) the difference between (A) the per share price paid in the acquisition transaction (or the fair market value of the non-cash consideration paid if the purchase price is not paid in cash) and (B) the average closing price of the Common Stock on the NASDAQ market for the last forty-five (45) days prior to the consummation of the acquisition transaction. Upon payment of the amounts set forth in sub-clauses (i) and (ii) above and any other amounts then due Employee under this Agreement, with the consent of the acquiring entity (which consent shall be in the acquiring entity's sole discretion), this Agreement shall cease to have any further binding effect. For purposes of this Agreement, a "Change in Control" of Employer shall be deemed to have occurred if (i) any person, entity or group of persons or entities acting in concert, excluding any officer or director of Employer or any person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with any officer or director of Employer (collectively, a "Third Person") becomes the beneficial owners of 50% or more of the then outstanding shares of Common Stock of Employer, (ii) any Third Person holds revocable or irrevocable proxies entitling them to vote 50% or more of the then outstanding shares of Employer's Common Stock (other than the persons named as proxies in any Proxy Statement prepared by management of Employer in connection with an annual or special meeting of stockholders called by an officer or the Board of Directors), (iii) a merger, sale of substantially all the assets of Employer, share exchange, consolidation or other business combination (as defined in the New Jersey Business Corporation Law) of Employer and any other Third Person, as a result of which Employer's Common Stock becomes exchangeable for other securities or property or cash, or (iv) if a majority of the members of the Board of Directors is replaced during any 12-month period during the Term of Employment but only if the directors who replace such majority have not been elected either by the remaining members of the Board of Directors or by the stockholders of Employer.

         k. Payment of the Incentive Bonus and vesting of the Warrants are subject to the following milestones (collectively, the "Milestones"):

            i. For the period commencing February 1, 2003 and ending July 31, 2003, MHM must achieve Pre-tax Earnings of Five Hundred Thousand Dollars ($500,000) (the "First Milestone");

            ii. For the period commencing August 1, 2003 and ending January 31, 2004, MHM must achieve Pre-tax Earnings of One Million Dollars ($1,000,000) (the "Second Milestone"); and

            iii. For the period commencing February 1, 2004 and ending July 31, 2004, MHM must achieve Pre-tax Earnings of One Million Five Hundred Thousand Dollars ($1,500,000) (the "Third Milestone").

            iv. For the period commencing August 1, 2004 and ending January 31, 2005, MHM must achieve Pre-tax Earnings of One Million Five Hundred Thousand Dollars ($1,500,000) (the "Fourth Milestone").

            v. For the period commencing February 1, 2005 and ending July 31, 2005, MHM must achieve Pre-tax Earnings of One Million Five Hundred Thousand Dollars ($1,500,000) (the "Fifth Milestone").

            vi. For the period commencing August 1, 2005 and ending January 13, 2006, MHM must achieve Pre-tax Earnings of One Million Five Hundred Thousand Dollars ($1,500,000) (the "Sixth Milestone").

         Each Milestone is an independent Milestone and must be satisfied separately. That is, if the First Milestone is not met, the payment for such First Milestone cannot be recovered based on the results for the Second or Third Milestone. Furthermore, results achieved during the period comprising the First Milestone shall not be counted towards the Second Milestone. For example, if for the period comprising the First Milestone pre-tax earnings are Four Hundred Thousand Dollars ($400,000), the First Milestone has not been met. In order to meet the Second Milestone, MHM must have pre-tax earnings of One Million Dollars ($1,000,000) during the period comprising the Second Milestone, without including the Four Hundred Thousand Dollars ($400,000) achieved during the First Milestone.

         l. Employee acknowledges that payment of the Incentive Bonus and/or a Performance Bonus could have an adverse impact on Employer's ability to maintain compliance with the net capital rules promulgated under the Securities Exchange Act of 1934, as amended (the "Net Capital Rules"). Accordingly, Employer and Employee agree that if payment or accrual for payment of the amount due pursuant to an Incentive Bonus or a Performance Bonus would cause Employer to have less than One Million Five Hundred Thousand Dollars ($1,500,000) in Net Capital (as defined under the Net Capital Rules), Employer shall only be required to pay Employee, or accrue for payment, such amount of the Incentive Bonus or Performance Bonus as would allow Employer to maintain Net Capital of not less than One Million Five Hundred Thousand Dollars ($1,500,000) and the balance of such Incentive Bonus or Performance Bonus shall be forfeited by Employee.

         m. Notwithstanding MHM's failure to meet the First Milestone or Second Milestone, if such failure occurs, if at any time during the period commencing February 1, 2003 and ending July 31, 2004, MHM's "Income before income taxes" as reflected in MHM's periodic filings with the SEC aggregate Three Million Dollars ($3,000,000), all Warrants shall be accelerated and fully vested.

         n. Notwithstanding anything to the contrary contained in the foregoing, in no event shall Employee's aggregate annual cash compensation exceed fifty (50%) percent of MHM's Pre-tax Earnings for any given year during the Term of Employment.

5.       Termination.

         a. Employer may terminate this Agreement for cause.

         b. "Cause" within the meaning of this Agreement shall mean any one or more of the following:

             i. Employee's breach of any of the material provisions of this Agreement; or

             ii. Employee's failure or refusal to follow any specific material written directions of Employer's Board of Directors (which directions include a statement to the effect that failure or refusal to follow such directions shall constitute cause for termination of the employment of Employee hereunder); or

             iii. Employee's failure or refusal to perform Employee's duties in accordance with Recital B or Section 1 hereof, provided Employee shall have been given written notice by Employer's Board of Directors of such failure or refusal to perform these duties and three business days within which to cure the same; or

             iv. Failure by Employee to comply in any material respect with the terms of any provision contained in this Agreement, if any, or any written policies or directives of Employer's Board of Directors, provided Employee shall have been given written notice of such failure or refusal to perform these duties and three business days within which to cure the same; or

             v. Physical incapacity or disability of Employee to perform the services required to be performed under this Agreement. For purposes of this Section 5(b)(v), Employee's incapacity or disability to perform such services for any cumulative period of ninety (90) days during any twelve-month period, or for any consecutive period of sixty (60) days, shall be deemed "cause" hereunder; or

             vi. Employee is convicted of, pleads guilty or no contest to, or admits or confesses to any felony or any act of fraud, misappropriation or embezzlement; or

             vii. Employee engages in an intentional fraudulent act or dishonest act to the damage or prejudice of Employer and/or its affiliates or in conduct or activities damaging to the property, business or reputation of Employer and/or its affiliates; or

             viii. If Employee is registered or licensed with the NASD or any other regulatory authority, federal or state, and has violated any applicable rule of any such regulatory authority.

         c. If Employer notifies Employee of its election to terminate this Agreement for cause, this termination shall become effective at the time notice is deemed to have been given in accordance with Section 9.

         d. This Agreement shall automatically terminate upon the death of Employee.

         e. Employer may terminate this Agreement without cause upon giving Employee fourteen (14) days' prior written notice. If this Agreement is terminated without cause, (i) Employer shall pay Employee all base salary that would have been paid to Employee if he completed the Term of Employment, (ii) Employee shall be entitled to payment of the Incentive Bonus provided for in Section 4(c) hereof if the applicable Milestone is met; (iii) Employee shall be entitled to payment of a Performance Bonus provided for in Section 4(d) hereof if the required Revenues targets are achieved, and (iv) the Warrants shall be fully vested. In the event that Employer does not make any of the foregoing cash payments when due, interest shall accrue on such unpaid amount in the amount of the then-current broker's loan rate plus five (5%) percent per annum. Employer will also reimburse Employee for Employee's reasonable legal fees incurred in enforcing the provisions of this
         Section 5(e). Notwithstanding the forgoing, Employer may satisfy its obligations to Employee under this Section 5(e) by paying Employee a lump sum of One Million Five Hundred Thousand Dollars ($1,500,000). Each of Employer and Employee will execute a release concerning the other's obligations hereunder.

6.       Non-Solicitation, Non-Disclosure, Shop Rights and Insider Trading.

         a. Non-Solicitation.

            During Employee's Term of Employment with Employer, and for a period of one (1) year from the date of expiration or termination of such employment (the "Restricted Period"), Employee covenants and agrees that Employee will not, directly or indirectly, either for itself or for any other person or business entity, (i) solicit any employee of Employer to terminate his employment with

         Employer or employ such individual during his employment with Employer, or (ii) make any disparaging statements concerning Employer, Employer's Business or its officers, directors, or employees, that could injure, impair or damage the relationships between Employer or Employer's business on the one hand and any of the employees, customers or suppliers of Employer's business, or any lessor, lessee, vendor, supplier, customer, distributor, employee or other business associate of Employer's Business. During the Restricted Period, Employer covenants and agrees that Employer will not, directly or indirectly, either for itself or for any other person or business entity, make any disparaging statements concerning Employee, subject to Employer's regulatory obligations.

         b. Non-Disclosure and Non-Use.

             i. Description of Confidential Information. For purposes of this
             Section 6(b), Confidential Information means any information disclosed during the Restricted Period, which is clearly either marked or reasonably understood as being confidential or proprietary including, but not limited to, information disclosed in discussions between the parties in connection with technical information, data, proposals and other documents of Employer pertaining to its business, products, services, finances, product designs, plans, customer lists, public relations and other marketing information and other unpublished information. Confidential Information shall include all tangible materials containing Confidential Information including, but not limited to, written or printed documents and computer disks and tapes, whether machine or user readable.

             ii. Standard of Care. Employee shall protect the Confidential Information from disclosure to any person other than other employees of Employer who have a need to know, by using a reasonable and prudent degree of care, in light of the significance of the Confidential Information, to prevent the unauthorized use, dissemination, or publication of such Confidential Information.

             iii. Exclusion. This Section 6(b) imposes no obligation upon Employee with respect to information that: (a) was in Employee's possession before receipt from Employer; (b) is or becomes a matter of public knowledge through no fault of Employee; (c) is rightfully received by Employee from a third party who does not have a duty of confidentiality; (d) is disclosed under operation of law, except that Employee will disclose only such information as is legally required and give Employer prompt prior notice; or (e) is disclosed by Employee with Employer's prior written consent.

             iv. Stock Trading. If the information disclosed or of which Employee becomes aware is material non-public information about the Employer, then Employee agrees not to trade in the securities of MHM, or in the securities of or any appropriate and relevant third party, until such time as no violation of the applicable federal and state securities laws would result from such securities trading.

             v. Return of Confidential Information. The Employee will immediately destroy or return all tangible material embodying Confidential Information (in any form and including, without limitation, all summaries, copies and excerpts of Confidential Information) upon the earlier of (i) the completion or termination of the dealings between the Employer and Employee under the Agreement or (ii) at such time that Employer may so request.

             vi. Notice of Breach. Employee shall notify Employer immediately upon discovery of any of his unauthorized use or disclosure of Confidential Information, or any other breach of the Agreement by Employee, and will cooperate with Employer in every reasonable way to help Employer regain possession of Confidential Information and prevents its further unauthorized use.

             vii. Injunctive Relief. The Employee acknowledges that disclosure or use of Confidential Information in violation of the Agreement could cause irreparable harm to the Employer for which monetary damages may be difficult to ascertain or an inadequate remedy. The Employee therefore agrees that the Employer will have the rights in addition to its other rights and remedies, to seek and obtain injunctive relief from any violation of the Agreement.

         c. Shop Rights and Inventions, Patents, and Technology.

            Employee shall promptly disclose to Employer any developments, designs, patents, inventions, improvements, trade secrets, discoveries, copyrightable subject matter or other intellectual property conceived, either solely or jointly with others, developed, or reduced to practice by Employee during Employee's Term of Employment in connection with the services performed for Employer (the "Company Developments") and shall treat such information as proprietary to Employer. Employee agrees to assign to Employer any and all of Employee's right, title and interest in the Company Developments and Employee hereby agrees that Employee shall have no rights in the Company Developments. Any and all Company Developments in connection with the services performed for Employer pursuant to the Agreement are "works for hire" created for and owed exclusively by Employer.

7.       Representation and Indemnification.

         Employee hereby represents and warrants that Employee is not a party to any agreement, whether oral or written, which would prohibit Employee from being employed by Employer, and Employee further agrees to indemnify and hold Employer, its directors, officers, shareholders and agents, harmless from and against any and all losses, cost or expense of every kind, nature and description (including, without limitation, whether or not suit be brought, all reasonable costs, expenses and fees of legal counsel), based upon, arising out of or otherwise in respect of any breach of such representation and warranty.

8.       Injunctive Relief.

         The parties acknowledge that the services to be rendered hereunder by Employee are special, unique and of extraordinary character, and that in the event of a breach or a threatened breach of Employee of any of Employee's obligations under this Agreement, Employer will not have an adequate remedy at law. Accordingly, in the event of any breach or threatened breach of Employee, Employer shall be entitled to such equitable and injunctive relief as may be available to restrain Employee and any business, firm, partnership, individual, corporation or entity participating in the breach of this Agreement. Nothing in this Agreement shall be construed as prohibiting Employer from pursing any other remedies available at law or in equity for such breach or threatened breach, including the recovery of damages and the immediate termination of the employment of Employee under this Agreement.

9.       Notices.

         All notices shall be in writing and shall be delivered personally (including by courier), sent by facsimile transmission (with appropriate documented receipt thereof), by overnight receipted courier service (such as UPS or Federal Express) or sent by certified, registered or express mail, postage prepaid, to the parties at their address set forth at the beginning of this Agreement with Employer's copy being sent to Employer at its then principal office. Any such notice shall be deemed given when so delivered personally, or if sent by facsimile transmission, when transmitted, or, if mailed, forty-eight
(48) hours after the date of deposit in the mail. Any party may, by notice given in accordance with this Section to the other party, designate another address or person for receipt of notices hereunder. Copies of any notices to be given to Employer shall be given simultaneously to: Hartman & Craven LLP, 488 Madison Avenue, New York, New York 10022, Attention: Joel I. Frank, Esq. Copies of any notices to be given to Employee shall be given simultaneously to: Davidson Manchel & Brennan, 207 Washington Street, Northvale, New Jersey 07647,
Attention: Joel E. Davidson, Esq.

10.      Miscellaneous.

         a. This Agreement shall be governed in all respects, including validity, construction, interpretation and effect, by New Jersey law, without giving effect to conflicts of laws. The parties hereby agree that any action, proceeding or claim arising out of, or relating in any way to, this Agreement shall be determined by arbitration, except for injunction proceedings brought to enforce the provisions of this Agreement which may be brought and enforced in the courts of the State of New Jersey or of the United States of America for New Jersey, and irrevocably submit to such jurisdiction, and waive any claim that such courts represent an inconvenient forum. Any arbitration under this Agreement shall be conducted pursuant to the Rules of the NASD and before an arbitration panel appointed by the NASD. The award of the arbitrator or a majority of them shall be final, and judgment on the award may be entered in any state or federal court having jurisdiction. In this regard, a request by either party for arbitration shall be binding on the other. Any process or summons to be served upon either party may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth hereinabove. Such mailing shall be deemed personal service and shall be legal and binding upon said party in any action, proceeding or claim.

         b. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by authorized representatives of the parties or, in the case of a waiver, by an authorized representative of the party waiving compliance. No such written instrument shall be effective unless it expressly recites that it is intended to amend, supersede, cancel, renew or extend this Agreement or to waive compliance with one or more of the terms hereof, as the case may be. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.

         c. In view of Employer's need and desire to maintain a proper working environment with suitable demeanor of its employees and in light of Employer's sensitivity to the views of its customers and potential customers and to regulatory bodies having jurisdiction over Employer's business activities, Employer has instituted a policy of requiring employees to be subject to, at Employer's sole reasonable discretion, alcohol and drug testing procedures and requirements. Employee specifically consents to the same, agrees to be subject to whatever reasonable procedures may now or hereinafter be put in place covering such testing and understands and agrees that Employee's consent to this is a material inducement to Employer to enter into this agreement and to provide for the employment of Employee hereunder.

         d. If any provision or any portion of any provision of this Agreement or the application of any such provision or any portion thereof to any person or circumstance, shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of this Agreement, or the application of such provision or portion of such provision as is held invalid or unenforceable to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and such provision or portion of any provision as shall have been held invalid or unenforceable shall be deemed limited or modified to the extent necessary to make it valid and enforceable; in no event shall this Agreement be rendered void or unenforceable.

         e. The headings to the Sections of this Agreement are for convenience of reference only and shall not be given any effect in the construction or enforcement of this Agreement.

         f. This Agreement shall inure to the benefit of and be binding upon the successor and assigns of Employer, but no interest in this Agreement shall be transferable in any manner by Employee.

         g. This Agreement, the Letter Agreement dated of even date herewith and the agreements referred to therein constitute the entire agreement and understanding between the parties and supersedes all prior discussions, agreements and undertakings, written or oral, of any and every nature with respect thereto.

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

         h. This Agreement may be executed by the parties hereto in separate counterparts which together shall constitute one and the same instrument.

         i. In the event of the termination or expiration of this Agreement, the provisions of Sections 6, 7, 8 and 10 hereof shall remain in full force and effect, in accordance with their respective terms.

         IN WITNESS WHEREOF, this Agreement has been executed as of the date stated at the beginning of this Agreement.

                                            M.H. MEYERSON & CO., INC.


                                            By:/s/ Martin H. Meyerson
                                               ----------------------
                                               Martin H. Meyerson
                                               Chairman


/s/ John P. Leighton
--------------------
John P. Leighton


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